# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RiverNorth Capital & Income Fund, Inc., CIK 0001644771
CUSIP: 76882B108
Title of class of securities: Common
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE, 360 S. ROSEMARY AVE, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001677044-25-000014
Filed by CIK 0001677044

## Reporting persons
- OSAIC HOLDINGS, INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arizona (AZ); shared dispositive power 399,802; aggregate amount beneficially owned 399,802 (9.4% of the class)

## Item 1. Issuer
Name of issuer: RiverNorth Capital & Income Fund, Inc.
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE, 360 S. ROSEMARY AVE, WEST PALM BEACH, FLORIDA, 33401.

## Item 2. Person Filing
Name of person filing: Shawn Mihal
Address of principal business office or, if none, residence:
18700 N. Hayden Rd. Suite 255
Scottsdale, AZ 85255
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 399802.00
Percent of class: 9.4
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 399802.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Osaic Wealth, Inc is an affiliate of the parent holding company Osaic Holdings, Inc.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OSAIC HOLDINGS, INC.: Shawn Mihal, Chief Compliance Officer (05/12/2026)